UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OCULAR THERAPEUTIX, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

67576A100
(CUSIP Number)

Frank S. Vellucci, Esq. Norton Rose Fulbright US LLC 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67576A100	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Summer Road LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,024,020 shares of Common Stock (see item 5(a))

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
11,024,020 shares of Common Stock (see item 5(a))

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,024,020 shares of Common Stock (see item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.9% (see item 5(b))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 67576A100	13D/A	Page 3 of 5 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D filed by Summer Road LLC (the “Reporting Person”) on March 4, 2019 (the “Original Schedule 13D”) with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Ocular Therapeutix, Inc., a Delaware corporation (the “Issuer”), as amended by that certain Amendment No. 1 to the Original Schedule 13D filed by the Reporting Person on April 1, 2019 (“Amendment No. 1”). The Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

Since March 13, 2020 to the date hereof, the Reporting Person has purchased in the open market the number of shares of Common Stock at the corresponding prices listed on Schedule A attached to this Amendment No. 2 (collectively, the “Purchased Shares”). A total of approximately $6,643,712.04 (rounded to the nearest hundredth) was paid to purchase the Purchased Shares. The Reporting Person used available cash to pay for the Purchased Shares, and it did not borrow any funds for the purchase of any of the Purchased Shares.

Item 4.	Purpose of Transaction.

The transactions described in this Amendment No. 2 were made for investment purposes. The Reporting Person does not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 67576A100	13D/A	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

	Shares of Common Stock Beneficially Owned[1]	Percent of Class[2]
Summer Road:
Sole Voting Power	11,024,020	18.9%

Shared Voting Powers	-0-	0%

Sole Dispositive Power	11,024,020	18.9%

Shared Dispositive Power	-0-	0%

Aggregate Voting and Dispositive Power	11,024,020	18.9%

(1)
Consists of (i) 5,254,788 shares of Common Stock plus (ii) 5,769,232 shares of Common Stock issuable upon conversion of the Notes. Represents shares beneficially owned by Reporting Person through IMAs entered into with two Family Clients.

(2)
This calculation is rounded to the nearest tenth and is based upon 52,576,939 shares of Common Stock outstanding on March 25, 2020, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on March 12, 2020 (File No. 001-36554).

CUSIP No. 67576A100	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2020

Summer Road LLC

By:	/s/ Richard A. Silberberg
Name: Richard A. Silberberg
Title: Chief Operating Officer

SCHEDULE A

Day	Shares Purchased	Price Per Share (Weighted Average)	Aggregate Purchase Price**
March 13, 2020	210,800	$4.6299(1)	$975,982.92
March 16, 2020	194,262	4.1553(2)	807,216.89
March 17, 2020	550,000	4.6598(3)	2,562,890.00
March 18, 2020	344,938	4.6217(4)	1,594,199.95
March 19, 2020	40,900	4.6265(5)	189,223.85
March 20, 2020	9,100	4.5186(6)	41,119.26
March 23, 2020	64,948	4.6555(7)	302,365.41
March 24, 2020	35,052	4.8703(8)	170,713.76

Notes:

** Rounded to nearest hundredth. Price excludes commissions.

(1) On March 13, 2020, the Reporting Person acquired 210,800 shares of Common Stock at a weighted average price of $4.6299 (ranging from a low of $3.78 and a high of $5.29). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.

(2) On March 16, 2020, the Reporting Person acquired 194,262 shares of Common Stock at a weighted average price of $4.1553 (ranging from a low of $3.82 and a high of $4.58). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.

(3) On March 17, 2020, the Reporting Person acquired 550,000 shares of Common Stock at a weighted average price of $4.6598 (ranging from a low of $3.86 and a high of $5.13). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.

(4) On March 18, 2020, the Reporting Person acquired 344,938 shares of Common Stock at a weighted average price of $4.6217 (ranging from a low of $4.14 and a high of $5.24). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.

(5) On March 19, 2020, the Reporting Person acquired 40,900 shares of Common Stock at a weighted average price of $4.6265 (ranging from a low of $4.40 and a high of $4.81). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.

(6) On March 20, 2020, the Reporting Person acquired 9,100 shares of Common Stock at a weighted average price of $4.5186 (ranging from a low of $4.15 and a high of $5.13). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.

(7) On March 23, 2020, the Reporting Person acquired 64,948 shares of Common Stock at a weighted average price of $4.6555 (ranging from a low of $4.09 and a high of $4.94). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.

(8) On March 24, 2020, the Reporting Person acquired 35,052 shares of Common Stock at a weighted average price of $4.8703 (ranging from a low of $4.59 and a high of $5.18). Upon request by the SEC staff, the issuer or a security holder of the issuer, the Reporting Person will provide full information regarding the number of shares of Common Stock purchased or sold at each separate price.